Exhibit e(4)

CONFIDENTIAL AND NON-BINDING TERM SHEET

This Confidential Non-Binding Term Sheet (this “Term Sheet”) sets forth the current intent of Black Pearl Equities, LLC (the “Offeror”) and Selectis Health, Inc. a Utah corporation (the “Company” and, together with the Offer, the “parties”), with respect to a possible negotiated transaction to consummate a tender offer for all outstanding shares of common stock of the Company, upon the terms and subject to the conditions specified below (the “transaction”). This Term Sheet is an expression of intent only and as such does not express the final agreement of the parties. Nothing in this Term Sheet is intended or shall be deemed to, or shall, form an enforceable contract or agreement, or otherwise create any legal rights or obligations, with respect to the matters discussed herein (other than the provisions under Conduct of Business, Confidentiality, Exclusivity and Governing Law, which are binding upon the parties), and the parties shall be bound, if at all, only upon execution and delivery of one or more definitive agreements in connection with the transaction.

Merger Agreement; Transaction:

The parties shall enter into an agreement and plan of merger customary for transactions of this type and size (the “Merger Agreement”) pursuant to which the Offeror shall, through a newly formed, wholly owned subsidiary, commence a tender offer for all outstanding shares of common stock of the Company at a price of $6.25 per share in cash (the “Tender Offer”). The tender offer shall be subject to the conditions set forth under “Conditions to Closing” below, including that at least 70% of the outstanding shares of common stock (determined on a fully-diluted basis) are validly tendered in the Tender Offer and not withdrawn (the “Minimum Tender Condition”).

The Merger Agreement shall include a top-up option that would enable the Offeror, following completion of the Tender Offer, to consummate a short-form merger with the Company under Utah law without the requirement for a shareholder vote.

Representations and Warranties:

Each of the Company and the Offeror would make representations and warranties in customary form and with customary knowledge, materiality and Material Adverse Effect qualifiers.

The Offeror would represent that it will have access to sufficient funds necessary to close the transaction.

Covenants:	Interim operating covenants for the Company through the closing to be agreed in the Merger Agreement, as well as covenants in customary form relating to, among other things, Access to Information, No Solicitation, Confidentiality and Directors’ and Officers’ Insurance.

Additional Covenants:	●	Each party would be required to use its reasonable best efforts to consummate the transaction, including cooperation and provision of necessary information in connection with receiving any governmental and third-party approvals or authorizations required for the transaction.

	●	Other customary covenants of the parties to be agreed upon in the Merger Agreement.

Conditions to Closing:	Closing of the transaction would be subject to customary conditions (and, for the avoidance of doubt, the closing will not be subject to any financing condition), including the following:

	●	Delivery of proof of funds in the form of a commitment letter or other document satisfactory to the Company that Offeror has the required funds to consummate the transaction;

	●	Satisfaction of the Minimum Tender Condition;

	●	No Material Adverse Effect (definition and carve-outs to be agreed upon in the Merger Agreement);

	●	Accuracy of representations and warranties and compliance with covenants in all material respects;

	●	No illegality or injunction preventing the closing;

	●	Execution and delivery of tender support agreements in customary form from the directors and officers of the Company;

	●	Receipt of required material third-party consents;

	●	Execution and delivery of customary closing certificates and deliveries.

Termination; Fees:

The Merger Agreement will include customary termination rights, including (i) an outside date following execution of the Merger Agreement, (ii) a final, non-appealable order or law preventing the transaction, (iii) material, uncured breach of representations, warranties or covenants, (iv) breach of no solicitation covenant by the Company, an Adverse Recommendation Change by the board of directors of the Company, or the Company’s acceptance of a Superior Proposal (as such terms are defined in the Merger Agreement).

The Merger Agreement will provide for a customary termination fee, equal to $400,000 payable by the Company to the Offeror in the event of a termination under clause (iv) above or in circumstances where the Company enters into or consummates a Superior Proposal. This fee will be the sole and exclusive remedy of the Offeror against the Company and its shareholders in the event of a termination triggering the fee.

In addition, the Merger Agreement will provide for a customary termination fee, equal to $400,000 payable to the Company by the Offeror in the event Offeror fails to close the transaction when required to do so under the terms of the Merger Agreement. This fee will be the sole and exclusive remedy for the Company against the Offeror in the event of a termination triggering the fee.

Survival of Representations, Warranties and Covenants:	The representations and warranties of the parties will not survive the closing.
Transaction Expenses:	Except as otherwise provided under “Termination; Fees” above, each party would bear its own expenses in connection with the transaction.
Conduct of Business:	While this Term Sheet remains in effect, the Company will operate its business in the ordinary course in a manner consistent with past practice and will not make or agree to any material expenditure or material disposition of assets outside the ordinary course of business.
Confidentiality:	This Term Sheet and all negotiations and discussions relating hereto (“Information”) are highly confidential. Each party agrees that it may not disclose any Information relating to the matters described in this Term Sheet to any third party (other than their respective representatives who are informed of the confidential nature of the Information prior to disclosure) without the prior written consent of the other party hereto, except to the extent that disclosure is required by law, order or legal process.
Exclusivity:	For the period commencing upon the execution of this Term Sheet and continuing until the date that is 30 days after the date hereof, the Company will not (and will not authorize, permit or instruct any other person, including any of its equityholders, on its or its subsidiaries behalf to) solicit, pursue, negotiate or enter into, or provide any information with respect to or otherwise facilitate in any manner, a merger, consolidation, sale of a material amount of assets or securities, tender or exchange offer or other similar transaction involving the Company or any of its subsidiaries (an “Alternative Transaction”) without the prior written consent of the Offeror. The Company will provide prompt notice to the Offeror of any written offer, proposal, indication of interest, term sheet, letter of intent, agreement in principle or similar document received by the Company following the date hereof regarding any such Alternative Transaction, including the identity of the person and the material terms of the Alternative Transaction, including the identity of the person and the material terms of the Alternative Transaction. Upon the execution and delivery of this Term Sheet, the Company and its officers, directors, employees, representatives and agents shall terminate all discussions, if any, it or they may be having with respect to an Alternative Transaction.

Governing Law:	New York.

[Signature page follows]

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BLACK PEARL EQUITIES, LLC		SELECTIS HEALTH, INC.

By:	/s/ Abraham Schwartz	By:	Krystal Eckhart
Name:	Abraham Schwartz	Name:	Krystal Eckhart
Title:	President & CEO	Title:	Vice President of Revenue